UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

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Commission File Number: 001-38203

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Gravitas Education Holdings, Inc.

3/F, No. 28 Building, Fangguyuan Section 1, Fangzhuang

Fengtai District, Beijing 100078

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Further to the report on Form 6-K furnished to the SEC on April 18, 2023 in connection with the proposed merger (the “Merger”) of Gravitas Education Holdings, Inc. (the “Company”) with a controlled subsidiary of NetDragon Websoft Holdings Limited, a Cayman Islands exempted company, and the proposed divestiture by the Company of all its education business in China immediately prior to the completion of the Merger (the “Divestiture”), the Company is furnishing in Exhibit 99.1 to this Form 6-K the audited combined carve-out financial statements of the Company’s Singapore operations, excluding the Company’s education business in China which will be divested by the Company pursuant to the Divestiture (the “Company’s Singapore Operations”) for the years ended December 31, 2020, 2021 and 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gravitas Education Holdings, Inc.

By :	/s/ Siyuan Wang
Name :	Siyuan Wang
Title :	Chief Financial Officer

Date: June 22, 2023

Exhibit Index

Exhibit 99.1 – Audited combined carve-out financial statements of the Company’s Singapore Operations for the years ended December 31, 2020, 2021 and 2022.